# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NAUTICUS ROBOTICS, INC., CIK 0001849820
CUSIP: 63911H306
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 17146 Feathercraft Lane, Suite 450, Webster, Texas (TX), 77598
Date of event which requires filing of this statement: 10/25/2025
Filed by CIK 0001804648
Persons authorized to receive notices and communications: Kenneth J. DiPoto, c/o Material Impact, 131 Dartmouth Street, Floor 3, Boston, Massachusetts (MA), 02116, 978-245-2248

## Reporting persons
- Material Impact Partners II, LLC (CIK 0002051773): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,134,567; sole dispositive power 0; shared dispositive power 3,134,567; aggregate amount beneficially owned 3,134,567 (21.5% of the class)
  Comment: Consists of (i) 7,760 shares of Common Stock held of record by MIF II (as defined in Item 2(a) of the Original Schedule 13D), (ii) 11,800 shares of Common Stock issuable upon exercise of the Private Warrants (as defined in the Original Schedule 13D), (iii) 180,389 shares of Common Stock issuable upon conversion of the January 2024 Term Loans (as defined in the Original Schedule 13D) as of October 24, 2025, (iv) 1,279 shares of Common Stock issuable upon conversion of the September 2023 Term Loans (as defined in the Original Schedule 13D) as of October 24, 2025 (assuming conversion at the September 2023 Term Loan Conversion Price (as defined in Item 5)), (v) 2,895,393 shares of Common Stock underlying the Series A Preferred Stock (as defined in the Original Schedule 13D) (assuming a conversion at the floor price of $2.214 (the "Floor Price")), and (vi) 37,946 shares of Common Stock underlying the dividends accrued for the Series A Preferred Stock. See Item 5(a) below for additional information regarding conversion of the September 2023 Term Loans and Series A Preferred Stock. Excludes 1,541 Earn-Out Shares (as defined in the Original Schedule 13D) to be released upon the occurrence of a Triggering Event (as defined in the Original Schedule 13D). MIP II (as defined in Item 3 of the Original Schedule 13D) is the sole general partner of MIF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Adam Sharkawy, a member of the Issuer's board of directors, and Carmichael Roberts are the managing members of MIP II and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Percentage based on 11,453,161 shares of Common Stock outstanding as of October 28, 2025 as provided by the Issuer, plus (i) 11,800 shares of Common Stock issuable upon exercise of the Private Warrants, (ii) 180,389 shares of Common Stock issuable upon conversion of the January 2024 Term Loans as of October 24, 2025, (iii) 1,279 shares issuable upon the conversion of the September 2023 Term Loans as of October 24, 2025 (assuming conversion at the September 2023 Term Loan Conversion Price), (iv) 2,895,393 shares of Common Stock underlying the Series A Preferred Stock (assuming a conversion at the Floor Price), and (v) 37,946 shares of Common Stock underlying the dividends accrued for the Series A Preferred Stock.
- Material Impact Fund II, L.P. (CIK 0001804648): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,134,567; sole dispositive power 0; shared dispositive power 3,134,567; aggregate amount beneficially owned 3,134,567 (21.5% of the class)
  Comment: Consists of (i) 7,760 shares of Common Stock held of record by MIF II, (ii) 11,800 shares of Common Stock issuable upon exercise of the Private Warrants, (iii) 180,389 shares of Common Stock issuable upon conversion of the January 2024 Term Loans as of October 24, 2025, (iv) 1,279 shares of Common Stock issuable upon conversion of the September 2023 Term Loans as of October 24, 2025 (assuming conversion at the September 2023 Term Loan Conversion Price), (v) 2,895,393 shares of Common Stock underlying the Series A Preferred Stock (assuming a conversion at the Floor Price), and (vi) 37,946 shares of Common Stock underlying the dividends accrued for the Series A Preferred Stock. See Item 5(a) below for additional information regarding conversion of the September 2023 Term Loans and Series A Preferred Stock. Excludes 1,541 Earn-Out Shares to be released upon the occurrence of a Triggering Event. MIP II is the sole general partner of MIF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Adam Sharkawy, a member of the Issuer's board of directors, and Carmichael Roberts are the managing members of MIP II and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Percentage based on 11,453,161 shares of Common Stock outstanding as of October 28, 2025 as provided by the Issuer, plus (i) 11,800 shares of Common Stock issuable upon exercise of the Private Warrants, (ii) 180,389 shares of Common Stock issuable upon conversion of the January 2024 Term Loans as of October 24, 2025, (iii) 1,279 shares issuable upon the conversion of the September 2023 Term Loans as of October 24, 2025 (assuming conversion at the September 2023 Term Loan Conversion Price), (iv) 2,895,393 shares of Common Stock underlying the Series A Preferred Stock (assuming a conversion at the Floor Price), and (v) 37,946 shares of Common Stock underlying the dividends accrued for the Series A Preferred Stock.
- Adam Sharkawy (CIK 0001945167): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 3,048; shared voting power 3,134,567; sole dispositive power 3,048; shared dispositive power 3,134,567; aggregate amount beneficially owned 3,137,615 (21.5% of the class)
  Comment: Shares of Common Stock reported in Items 7 and 9 are held by Adam Sharkawy individually.
  
  Shares reported in Items 8 and 10 consist of (i) 7,760 shares of Common Stock held of record by MIF II, (ii) 11,800 shares of Common Stock issuable upon exercise of the Private Warrants, (iii) 180,389 shares of Common Stock issuable upon conversion of the January 2024 Term Loans as of October 24, 2025, (iv) 1,279 shares of Common Stock issuable upon conversion of the September 2023 Term Loans as of October 24, 2025 (assuming conversion at the September 2023 Term Loan Conversion Price), (v) 2,895,393 shares of Common Stock underlying the Series A Preferred Stock (assuming a conversion at the Floor Price of $2.214), and (vi) 37,946 shares of Common Stock underlying the dividends accrued for the Series A Preferred Stock. See Item 5(a) below for additional information regarding conversion of the September 2023 Term Loans and Series A Preferred Stock. Excludes 1,541 Earn-Out Shares to be released upon the occurrence of a Triggering Event. MIP II is the sole general partner of MIF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Adam Sharkawy, a member of the Issuer's board of directors, and Carmichael Roberts are the managing members of MIP II and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Percentage based on 11,453,161 shares of Common Stock outstanding as of October 28, 2025 as provided by the Issuer, plus (i) 11,800 shares of Common Stock issuable upon exercise of the Private Warrants, (ii) 180,389 shares of Common Stock issuable upon conversion of the January 2024 Term Loans as of October 24, 2025, (iii) 1,279 shares issuable upon the conversion of the September 2023 Term Loans as of October 24, 2025 (assuming conversion at the September 2023 Term Loan Conversion Price), (iv) 2,895,393 shares of Common Stock underlying the Series A Preferred Stock (assuming a conversion at the Floor Price), and (v) 37,946 shares of Common Stock underlying the dividends accrued for the Series A Preferred Stock.
- Carmichael Roberts (CIK 0001810913): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,134,567; sole dispositive power 0; shared dispositive power 3,134,567; aggregate amount beneficially owned 3,134,567 (21.5% of the class)
  Comment: Consists of (i) 7,760 shares of Common Stock held of record by MIF II, (ii) 11,800 shares of Common Stock issuable upon exercise of the Private Warrants, (iii) 180,389 shares of Common Stock issuable upon conversion of the January 2024 Term Loans as of October 24, 2025, (iv) 1,279 shares of Common Stock issuable upon conversion of the September 2023 Term Loans as of October 24, 2025 (assuming conversion at the September 2023 Term Loan Conversion Price), (v) 2,895,393 shares of Common Stock underlying the Series A Preferred Stock (assuming a conversion at the Floor Price of $2.214), and (vi) 37,946 shares of Common Stock underlying the dividends accrued for the Series A Preferred Stock. See Item 5(a) below for additional information regarding conversion of the September 2023 Term Loans and Series A Preferred Stock. Excludes 1,541 Earn-Out Shares to be released upon the occurrence of a Triggering Event. MIP II is the sole general partner of MIF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Adam Sharkawy, a member of the Issuer's board of directors, and Carmichael Roberts are the managing members of MIP II and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Percentage based on 11,453,161 shares of Common Stock outstanding as of October 28, 2025 as provided by the Issuer, plus (i) 11,800 shares of Common Stock issuable upon exercise of the Private Warrants, (ii) 180,389 shares of Common Stock issuable upon conversion of the January 2024 Term Loans as of October 24, 2025, (iii) 1,279 shares issuable upon the conversion of the September 2023 Term Loans as of October 24, 2025 (assuming conversion at the September 2023 Term Loan Conversion Price), (iv) 2,895,393 shares of Common Stock underlying the Series A Preferred Stock (assuming a conversion at the Floor Price), and (v) 37,946 shares of Common Stock underlying the dividends accrued for the Series A Preferred Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: NAUTICUS ROBOTICS, INC.
Address of issuer's principal executive offices: 17146 Feathercraft Lane, Suite 450, Webster, Texas (TX), 77598
Comment: Explanatory Note: This Amendment No. 4 (the Amendment) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on September 19, 2022, as amended by Amendment No. 1 filed with the Commission on February 8, 2023, by Amendment No. 2 filed with the Commission on February 25, 2025 and by Amendment No. 3 filed with the Commission on April 17, 2025 (collectively, the Original Schedule 13D). This Amendment is being filed to reflect the Reporting Persons' holdings and percentage ownership following the Issuer's Series B Preferred Stock financing, the 1 for 9 reverse stock split effected on September 5, 2025 (the "Reverse Split"), temporary reduction in the conversion price of the September 2023 Term Loans and other events since the prior amendment. Such events have resulted in a material change in the aggregate percentage ownership reported by the Reporting Persons in the Original Schedule 13D. The Reporting Persons have not purchased or sold any shares of Common Stock since the filing of Amendment No. 3. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: The information set forth in Item 2(a) of the Original Schedule 13D is incorporated herein by reference.
Residence or business address: The information set forth in Item 2(b) of the Original Schedule 13D is incorporated herein by reference.
Present principal occupation or employment: The information set forth in Item 2(c) of the Original Schedule 13D is incorporated herein by reference.
Criminal convictions in the last five years: The information set forth in Item 2(d) of the Original Schedule 13D is incorporated herein by reference.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(e) of the Original Schedule 13D is incorporated herein by reference.
Citizenship: The information set forth in Item 2(f) of the Original Schedule 13D is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 3 of the Original Schedule 13D is hereby amended by adding the following as the last paragraphs thereof.

On October 25, 2025 the Issuer entered into an amendment to term loan agreement (the "September 2023 Term Loan Reduction Agreement") with MIF II and certain parties thereto, as lenders.

Pursuant to the September 2023 Term Loan Reduction Agreement and Section 25(c) of the September 2023 Term Loan Agreement, the Issuer reduced the conversion price of the September 2023 Term Loans to $1.76 for the September 2023 Term Loan Reduction Period (as defined in Item 5).

The foregoing description of the terms of the September 2023 Term Loan Reduction Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the September 2023 Term Loan Reduction Agreement, which is filed herewith as Exhibit 16.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 4 of the Original Schedule 13D is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See Items 7-11 of the cover pages of this Statement and Item 2 above.

The Series A Preferred Stock is convertible into shares of Common Stock at the "Alternate Conversion Price" equal to the lesser of: (a) the Conversion Price, which following the Reverse Split is $8.2629; and (b) the greater of (i) the Floor Price, which following the Reverse Split is $2.214 and (ii) 98% of the lowest volume weighted average price of the Common Stock during the 10 consecutive trading days immediately prior to such conversion ("VWAP Price"). The number of shares of Common Stock underlying the Series A Preferred Stock held by the Reporting Person set forth on the cover pages of this Statement assumes that the Series A Preferred Stock is converted at the Floor Price, which is the Applicable Conversion Price as of October 24, 2025. In the event that following October 24, 2025, the VWAP Price is greater than the Floor Price, the number of shares of Common Stock underlying the Series A Preferred Stock will increase and decrease based on fluctuations in the VWAP Price. The Reporting Persons do not undertake to amend this Statement further if such amendment would be solely triggered as a result of such fluctuations.

The September 2023 Term Loans are convertible into shares of Common Stock at a conversion price of $1,944 (the "September 2023 Term Loan Conversion Price"). On October 25, 2025, pursuant to the terms of the September 2023 Term Loan Agreement (as defined in the Original Schedule 13D) and those certain Amendment to Term Loan Agreements between the Issuer and each of the Lenders (as defined therein), including MIF II, the Issuer voluntarily and temporarily reduced the conversion price of the September 2023 Term Loans to $1.76 (the "Temporary Conversion Price"), which was the closing price of the Issuer's Common Stock on October 24, 2025, for the period commencing on October 25, 2025 and ending on November 7, 2025 (the "September 2023 Term Loan Reduction Period"). The number of shares of Common Stock underlying the September 2023 Term Loans held by the Reporting Person set forth on the cover pages of this Statement assumes that the September 2023 Term Loans are converted at the September 2023 Term Loan Conversion Price. During the September 2023 Term Loan Reduction Period, the number of shares issuable upon conversion of the September 2023 Term Loans at the Temporary Conversion Price based on interest accrued through October 24, 2025 is 1,412,760 and the percentage reported in row 13 for each Reporting Person would be 28.4%. The Reporting Persons do not undertake to amend this Statement further if such amendment would be solely triggered as a result of the end of the September 2023 Term Loan Reduction Period.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Statement and Item 2 above.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreement of MIF II, the general partner and limited partners of MIF II may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by MIF II.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 3 of this Statement is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 16: Amendment to Term Loan Agreement, dated as of October 25, 2025, by and among Nauticus Robotics, Inc. and the lenders signatories thereto (filed as Exhibit 10.3 to the Issuer's current report on Form 8-K, as filed with the Commission on October 27, 2025 (File No. 001-40611) and incorporated herein by reference.

## Signatures
- Material Impact Partners II, LLC: /s/ Carmichael Roberts, Carmichael Roberts, Managing Member of Material Impact Partners II, LLC, its General Partner (10/28/2025)
- Material Impact Fund II, L.P.: /s/ Carmichael Roberts, Carmichael Roberts, Managing Member of Material Impact Partners II, LLC, its General Partner (10/28/2025)
- Adam Sharkawy: /s/ Adam Sharkawy, Adam Sharkawy (10/28/2025)
- Carmichael Roberts: /s/ Carmichael Roberts, Carmichael Roberts (10/28/2025)